UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

iGATE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

451 69U 10 5

(CUSIP Number)

Devora Har-Tuv

c/o Viscaria Limited

Lemesou, 77

Elia House

P.C. 2121, Nicosia, Cyprus

+972 3777-4416

Copies to:

Joshua N. Korff, Esq.

Christopher A. Kitchen, Esq.

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Viscaria Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,331,771*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,331,771*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,331,771*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012. See Item 5 of this Schedule 13D for further information.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,594,873*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,594,873*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,873*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,430,692*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,430,692*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,430,692*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII-1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,681*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,681*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP L.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,241,246*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,241,246*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,241,246*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VII GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,241,246*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,241,246*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,241,246*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,145*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,145*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,145*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,087,726*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,087,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,087,726*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP L.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,093,871*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,093,871*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,093,871*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Europe VI GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,093,871*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,093,871*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,093,871*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Partners Europe Managers Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,335,117*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,335,117*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,335,117*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax Guernsey (Holdco) PCC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,335,117*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,335,117*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,335,117*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 996,654*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 996,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 996,654*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 996,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apax US VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 996,654*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 996,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

CUSIP No. 451 69U 10 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) John F. Megrue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 996,654*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 996,654*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,654*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Beneficial ownership of common stock of the Issuer (calculated based upon the as-converted voting power of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Viscaria Limited on February 1, 2011 and on May 9, 2011, assuming a conversion price of $20.30 plus 1,500,000 shares of common stock of the Issuer purchased by Viscaria Limited on May 8, 2012) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such preferred stock or common stock as a result of the relationships described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any preferred or common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	Based on 56,923,821 shares of common stock of the Issuer outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus the 17,831,771 shares of common stock of the Issuer issuable upon conversion of the 8% Series B Convertible Participating Preferred Stock of the Issuer issued to Investor on February 1, 2011 and on May 9, 2011 pursuant to the purchase agreement described in Item 3 of this Schedule 13D.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on February 11, 2011 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on May 19, 2011 (the “Amendment No. 1”) and Amendment No. 2 to the Original 13D filed with the SEC on December 19, 2011 (the “Amendment No. 2”, and, together with the Original 13D, the Amendment No. 1 and this Amendment No.3, the “Schedule 13D”) with respect to the Items and matters described below. The Schedule 13D was filed jointly on behalf of (i) Viscaria Limited, a private company limited by shares formed under the laws of Cyprus (“Investor”), (ii) Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. (collectively, the “Apax Europe VI Funds”), (iii) Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (collectively, the “Apax Europe VII Funds”), (iv) Apax US VII, L.P. (the “Apax US Fund”), (v) Apax Europe VI GP L.P. Inc. and Apax Europe VI GP Co. Limited (collectively, the “Apax Europe VI Funds GPs”), (vi) Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited (collectively, the “Apax Europe VII Funds GPs”), (vii) Apax US VII GP, L.P. and Apax US VII GP, Ltd. (collectively, the “Apax US Fund GPs”), (viii) Apax Partners Europe Managers Ltd, (ix) Apax Guernsey (Holdco) PCC Limited, and (x) John F. Megrue (the entities and persons in clauses (i) through (x), collectively the “Reporting Persons”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

The total amount of funds used by Investor to purchase the shares of Common Stock from the Sellers (defined below) pursuant to the Share Transfer (defined below) as described in this Amendment No. 3 to the Schedule 13D was USD $27,150,000, which was obtained from capital contributions of limited partners to the Apax Funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On May 1, 2011, Investor, Sunil Wadhwani (“Mr. Wadhwani”) and Ashok Trivedi (“Mr. Trivedi”, and together with Mr. Wadhwani, “Sellers”) entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”), pursuant to which each Seller agreed to sell 750,000 shares of Common Stock owned by such Seller to Investor for a per share price of $18.10 (the “Share Transfer”). The Share Transfer of the aggregate 1,500,000 shares of Common Stock was effected on May 8, 2012.

The foregoing summary description of the Common Stock Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Common Stock Purchase Agreement, the terms of which are set forth in Exhibit 10 hereto, and the terms of which are incorporated herein by reference.

Each of the Reporting Persons acquired the shares of Common Stock from the Sellers pursuant to the Share Transfer for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Stock they own.

Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock of the Issuer or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Each Reporting Person, upon invitation by the Issuer, may participate in any investment or strategic transaction involving the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Common Stock or such other securities or investments it owns or may subsequently acquire such securities depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5.	Interest in Securities of the Issuer.

Clauses (a) and (b) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a) and (b)

(i) Investor beneficially owns 19,331,771 shares of Common Stock, which represents 25.4% of the outstanding Common Stock (calculated based on (i) 56,923,821 shares of Common Stock outstanding as of March 31, 2012 (as disclosed in the Form 10-Q filed by the Issuer on April 30, 2012) plus (ii) the 17,831,771 shares of Common Stock issuable upon conversion of the of the Series B Preferred Stock issued to Investor at the First Closing on February 1, 2011 and at the Second Closing on May 9, 2011, assuming a conversion price of $20.30, and (iii) after taking into account 1,500,000 shares of Common Stock purchased by Investor on May 8, 2012 pursuant to the Share Transfer (the “Calculation Method”)).

(ii) Apax Europe VII-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 4,594,873 shares of Common Stock, which represents 6.0% of the outstanding Common Stock (calculated based on the Calculation Method);

(iii) Apax Europe VII-B, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 8,430,692 shares of Common Stock, which represents 11.1% of the outstanding Common Stock (calculated based on the Calculation Method);

(iv) Apax Europe VII-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 215,681 shares of Common Stock, which represents 0.3% of the outstanding Common Stock (calculated based on the Calculation Method);

(v) Apax Europe VII GP L.P. Inc. is the general partner of the Apax Europe VII Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 13,241,246 shares of Common Stock, which represents 17.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(vi) Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 13,241,246 shares of Common Stock, which represents 17.4% of the outstanding Common Stock (calculated based on the Calculation Method);

(vii) Apax Europe VI-A, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,087,726 shares of Common Stock, which represents 6.7% of the outstanding Common Stock (calculated based on the Calculation Method);

(viii) Apax Europe VI-1, L.P. may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 6,145 shares of Common Stock, which represents 0.0% of the outstanding Common Stock (calculated based on the Calculation Method);

(ix) Apax Europe VI GP L.P. Inc. is the general partner of the Apax Europe VI Funds and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,093,871 shares of Common Stock, which represents 6.7% of the outstanding Common Stock (calculated based on the Calculation Method);

(x) Apax Europe VI GP Co. Limited is the general partner of Apax Europe VI GP L.P. Inc., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,093,871 shares of Common Stock, which represents 6.7% of the outstanding Common Stock (calculated based on the Calculation Method);

(xi) Apax Partners Europe Managers Ltd has been appointed by Apax Europe VI GP L.P. Inc. and Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VI Funds and the Apax Europe VII Funds, respectively, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 18,335,117 shares of Common Stock, which represents 24.1% of the outstanding Common Stock (calculated based on the Calculation Method);

(xii) Apax Guernsey (Holdco) PCC Limited is the sole equity holder of each of Apax Europe VI GP Co. Limited and Apax Europe VII GP Co. Limited, and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 18,335,117 shares of Common Stock, which represents 24.1% of the outstanding Common Stock (calculated based on the Calculation Method);

(xiii) Apax US Fund may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 996,654 shares of Common Stock, which represents 1.3% of the outstanding Common Stock (calculated based on the Calculation Method);

(xiv) Apax US VII GP, L.P. is the general partner of the Apax US Fund and, as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 996,654 shares of Common Stock, which represents 1.3% of the outstanding Common Stock (calculated based on the Calculation Method);

(xv) Apax US VII GP, Ltd. is the general partner of Apax US VII GP, L.P., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 996,654 shares of Common Stock, which represents 1.3% of the outstanding Common Stock (calculated based on the Calculation Method); and

(xvi) John F. Megrue is the sole equity holder of Apax US VII GP. Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 996,654 shares of Common Stock, which represents 1.3% of the outstanding Common Stock (calculated based on the Calculation Method).

Prior to the vote of the shareholders of the Issuer with respect to the NASDAQ Shareholder Approval (as defined below), the Series B Preferred Stock may not be converted and the holders thereof may not vote on an as-converted basis with the holders of Common Stock. Further, prior to the receipt of the approval of the holders of Common Stock required for the removal of the Conversion Cap (as defined below) in compliance with NASDAQ Market Place Rule 5635(a), (b), (c) and (d) and NASDAQ Market Place Rule 5640, as applicable, or any similar shareholder approval rule (the “NASDAQ Shareholder Approval”), the shares of Series B Preferred Stock described herein shall not be convertible into, and the holders thereof shall not be entitled to exercise voting power with respect to, more than 19.99% of the number of shares of Common Stock outstanding immediately prior to January 10, 2011 (such limitation, the “Conversion Cap”). Dividends on each share of Series B Preferred Stock compound quarterly on each of March 15, June 15, September 15 and December 15 of each year and are added to the accrued value of such share used to calculate the number of shares of Common Stock into which such share may be converted and, therefore, subject to the prior to two sentences of this paragraph, the number of shares of Common Stock into which each share of Series B Preferred Stock may be converted is expected to increase over time.

On May 5, 2011 at the Annual Meeting of the Shareholders of the Issuer, the NASDAQ Shareholder Approval and all other necessary approvals required to remove the restrictions of the Conversion Cap were obtained. As of the date of this Amendment No. 3, the Series B Preferred Stock held by Investor is fully convertible at the Conversion Price and Investor is entitled to exercise voting power on an as-converted basis.

Neither the filing of this Schedule 13D (or any amendment or supplement thereto) nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than Investor (solely with respect to the shares of Series B Preferred Stock purchased by it pursuant to the First Closing and Second Closing of the Purchase Agreement and the Common Stock purchased on May 8, 2012), that it is the beneficial owner of any of the Series B Preferred Stock or Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than Investor, the Reporting Persons are not entitled to any rights as shareholders of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A hereto beneficially owns any Series B Preferred Stock or any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented as follows:

On May 1, 2012, the Sellers entered into an agreement with Jefferies & Company, Inc., (“Jefferies”) providing for the sale by Jefferies of certain additional shares of Common Stock owned by the Sellers through an underwritten public offering (the “Offering”). In connection with the Offering at the request of the Sellers and the Issuer, Investor entered into a Lock-up Agreement (the “Lock-up Agreement”) with Jefferies, pursuant to which, subject to certain exceptions, Investor has agreed not to, directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock owned either of record or beneficially by Investor, or publicly announce an intention to do any of the foregoing, until the close of trading on June 29, 2012.

On May 14, 2012, Investor and the Issuer entered into a Letter Agreement (“Letter Agreement”) pursuant to which the shares of Common Stock purchased by Investor in connection with the Share Transfer shall be treated as Registrable Securities (as defined in the Investor Rights Agreement) under the Investor Rights Agreement (previously disclosed in the Original 13D). Further, under the Letter Agreement, the Issuer has agreed to, subject to certain limitations, (i) either prepare and file with the SEC one or more registration statements or amend any existing registration statement previously filed with the SEC, in each case, providing for the resale of the shares of Common Stock purchased by Investor pursuant to the Share Transfer and (ii) use its reasonable best efforts to effect the registration of such shares of Common Stock.

The foregoing summary description of the Lock-up Agreement and the Letter Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Lock-up Agreement and the Letter Agreement, the terms of which are set forth in Exhibit 11 and Exhibit 12 hereto, respectively, and the terms of which are incorporated herein by reference.

Except for the arrangements described in the Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of he securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Undertaking, dated as of February 11, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Original 13D by the Reporting Persons on February 11, 2011).

Exhibit 2	Joint Filing Undertaking, dated as of May 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 2 of the Amendment No. 1 by the Reporting Persons on May 19, 2011).

Exhibit 3	Joint Filing Undertaking, dated as of December 19, 2011, by and among the Reporting Persons (incorporated by reference to Exhibit 2 of the Amendment No. 2 by the Reporting Persons on December 19, 2011).

Exhibit 4	Joint Filing Undertaking, dated as of May 14, 2012, by and among the Reporting Persons.

Exhibit 5	Securities Purchase Agreement, dated as of January 10, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 6	Equity Commitment Letter, dated as of January 10, 2011, by and among the Issuer, Investor and the Apax Funds (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on January 12, 2011).

Exhibit 7	Statement with Respect to Shares of 8% Series B Convertible Participating Preferred Stock of the Issuer, dated as of January 31, 2011, filed by the Issuer with the Pennsylvania Corporation Bureau (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 8	Investment Rights Agreement, dated as of February 1, 2011, by and among the Issuer and Investor (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 9	Amended and Restated Voting and Standstill Agreement, dated as of February 1, 2011, by and among the Issuer, Investor and the Shareholders (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on February 4, 2011).

Exhibit 10	Common Stock Purchase Agreement, dated as of May 1, 2012, by and among Investor and the parties listed on Schedule I thereto.

Exhibit 11	Lock-up Agreement, dated as of April 30, 2012, by and between Investor and Jefferies.

Exhibit 12	Letter Agreement, dated as of May 14, 2012, by and between Investor and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 14, 2012

VISCARIA LIMITED

By:	/s/ Viveshan Ramsamy Pillay
Name: Viveshan Ramsamy Pillay
Title: Director

APAX EUROPE VI-A, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

APAX EUROPE VI-1, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

APAX EUROPE VII-A, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII-B, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

APAX EUROPE VII-1, L.P.

By:	Apax Partners Europe Managers Limited
Its:	Manager

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

APAX US VII, L.P.

By:	Apax US VII GP L.P.
Its:	General Partner

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: CEO

APAX EUROPE VI GP L.P. INC.

By:	Apax Europe VI GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

SIGNATURE PAGE TO FORM 13D FILING

APAX EUROPE VII GP L.P. INC.

By:	Apax Europe VII GP Co. Limited
Its:	General Partner

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX GUERNSEY (HOLDCO) PCC LIMITED

By:	/s/ Andrew W. Guille
Name: Andrew W. Guille
Title: Director

APAX US VII GP, L.P.

By:	Apax US VII GP, Ltd.
Its:	General Partner

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: CEO

APAX US VII GP, LTD.

By:	/s/ John F. Megrue
Name: John F. Megrue
Title: CEO

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Andrew Sillitoe
Name: Andrew Sillitoe
Title: Authorized Signatory

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

JOHN F. MEGRUE

/s/ John F. Megrue
John F. Megrue

SIGNATURE PAGE TO FORM 13D FILING

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and, to the extent not provided in the Schedule 13D to which this Schedule A is attached, the principal business and address of any organization in which such employment is conducted) of each director and executive officer of the Reporting Persons who are corporations.

Name / Citizenship	Business Address	Entity / Present Principal Occupation or Employment	Principal Business / Business Address

Devora Har-Tuv (United States and Israel citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Vivesh Ramsamy Pillay (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Sokratis Kominakis (Greek citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Andreas Athinodorou (Cyprus citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Alexis Xenophontos (British citizen)	Lemesou, 77 Elia House P.C. 2121, Nicosia, Cyprus	Viscaria Limited - Director

Jeremy Arnold (Jersey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

Denise Fallaize (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

Andrew Guille (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director Apax Guernsey (Holdco) PCC Limited - Director

David Staples (Guernsey citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Steve Hare (British citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Europe VI GP Co. Limited - Director Apax Europe VII GP Co. Limited - Director

Martin Halusa (Austrian citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd - Director

Ian Jones (British citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax Partners Europe Managers Ltd - Director

John F. Megrue (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Director and CEO Apax Partners, L.P. - CEO	601 Lexington Avenue 53rd Floor New York, New York 10022

Nico Hansen (German citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax US VII GP, Ltd. - Vice President Apax Partners Europe Managers Ltd - Director Apax Partners, L.P. - Vice President

Michael Phillips (Canadian citizen)	Possartstr. 11, D-81679, Munich	Apax Partners Europe Managers Ltd - Director

Robert Marsden (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - CFO Apax Partners, L.P. - CFO

Christian Stahl (German citizen)	33 Jermyn Street London, SW1Y 6DN United Kingdom	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

William J. Gumina (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President

Mitchell L. Truwit (United States citizen)	601 Lexington Avenue 53rd Floor New York, New York 10022	Apax US VII GP, Ltd. - Vice President Apax Partners, L.P. - Vice President